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                                   FORM 8-A/A

                                AMENDMENT NO. 2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  AMSURG CORP.
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             (Exact Name of Registrant as Specified in Its Charter)


Tennessee                                                    62-1493316
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(State of incorporation or organization)                     (I.R.S. Employer
                                                             Identification No.)

              20 Burton Hills Boulevard, Nashville, Tennessee 37215
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(Address of Principal Executive Offices)                    (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.[ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.[X]

Securities Act registration statement file number to which this form relates:

                                                                 ---------------
                                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on Which
Title of Each Class to be Registered             Each Class is to be Registered
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                N/A                                         N/A
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        Securities to be registered pursuant to Section 12(g) of the Act:
          Series C Junior Participating Preferred Stock Purchase Rights
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                                (Title of class)


This Form 8-A/A (Amendment No. 2) is filed to amend the information set forth in the Registration Statement on Form 8-A filed by AmSurg Corp. (the "Company") on December 13, 1999 and Amendment No. 1 thereto filed by the Company on December 13, 1999.

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Item 1. Description of Registrant's Securities to be Registered

         On November 19, 1999 our board of directors approved the adoption of a rights agreement (commonly known as a "poison pill"). On December 2, 1999, we entered into a rights agreement with SunTrust Bank, Atlanta, as rights agent, and such agreement was amended and restated as of December 13, 1999.

         On July 11, 2001, the Company's shareholders approved a reclassification of each share of its Class A common stock and each share of its Class B common stock as one share of common stock. The rights agreement was amended as of July 12, 2001, to (i) replace references to Class A common stock and Class B common stock with references to Common Stock and (ii) remove the provisions regarding an Exempt Person since no shareholder currently owns a greater percentage of common stock outstanding than the threshold needed to become an Acquiring Person under the rights agreement.

         The discussion contained herein describes the rights agreement entered into between us and SunTrust Bank, Atlanta, as rights agent, dated as of December 2, 1999, amended and restated as of December 13, 1999, and as further amended and restated as of July 12, 2001 (the "Rights Agreement") but is not complete, so you should read it together with the Rights Agreement. The Rights Agreement is attached as Exhibit 1 and is incorporated herein by reference.

ISSUANCE OF RIGHTS

         Under the Rights Agreement, we issued one stock purchase right for each share of our Class A common stock and Class B common Stock outstanding on December 16, 1999.

         In addition, one right will automatically attach to each share of common stock that we issue between December 16, 1999 and the time that the rights become exercisable. When exercised, each right will entitle its holder to purchase from us one one-hundredth of a share (a "unit") of our Series C Junior Participating Preferred Stock, no par value per share (the "Series C Preferred Stock"), at an exercise price of $48.00 per unit, subject to adjustment.

INITIAL EXERCISE OF RIGHTS

         The rights initially will not be exercisable. Instead, the rights will be attached to and trade with all shares of our common stock outstanding as of, and issued after, December 16, 1999. The rights will separate from the common stock and will become exercisable upon the earlier of the following events (the "distribution date"):

         - The close of business on the tenth business day (or later day as our board of directors may determine) following the first public announcement that a person or group of affiliated or associated persons (other than certain "exempt persons") has acquired beneficial ownership of 15% or more of our shares of common stock then outstanding (an "Acquiring Person"); or

         - The close of business on the tenth business day (or some later day as our board of directors may determine) following the commencement of a tender offer or exchange offer that could result in a person or group becoming the beneficial owner of 15% or more of our shares of common stock then outstanding.


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         The rights will expire at the close of business on December 2, 2009 unless we redeem or exchange the rights as described below.

EVIDENCE OF RIGHTS

         Until the rights become exercisable:

         - The rights will be evidenced by and transferred with our common stock certificates; and

         - New common stock certificates issued after December 16, 1999 will contain a notation incorporating the Rights Agreement by reference; and

         - Any surrender for transfer of any certificates for our common stock will also constitute the transfer of the rights associated with the common stock represented by those certificates.

         As soon as practicable after the rights become exercisable, we will mail out rights certificates to the holders of our common stock who are eligible to receive rights. After we mail them out, the separate rights certificates alone will represent the rights.

EXERCISE AFTER SOMEONE BECOMES AN ACQUIRING PERSON

         After public announcement that a person has become an Acquiring Person, each holder of a right will have the right to receive upon exercise of the rights that number of shares of common stock (or in our board's discretion, some other consideration), having a value of two times the then current purchase price of the right. However, this will not apply to an Acquiring Person or their associates or affiliates, whose rights will have become null and void.

         Under certain circumstances, each holder of a right will have the right to receive upon exercise of the rights common stock of a company acquiring us having a value equal to two times the then current purchase price of the right. Each holder of a right will receive the right contemplated


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by this paragraph in the event that, at any time on or after the date it is publicly announced that a person has become an Acquiring Person:

         - We consolidate with, or merge with and into, any other person, and we are not the continuing or surviving corporation; or

         - Any person consolidates with us, or merges with us and we are the continuing or surviving corporation of that merger and, in connection with that merger, all or part of the shares of our common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

         - We sell or transfer 50% or more of our assets or earning power.

         The holder of a right will continue to have this right whether or not that holder has previously exercised its right in accordance with the first paragraph of this subsection. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

EXCHANGE

         At any time after a person becomes an Acquiring Person, we may exchange all or part of the outstanding and exercisable rights for shares of our common stock at an exchange ratio specified in the Rights Agreement. We generally may not make an exchange after any person becomes the beneficial owner of 50% or more of our common stock.

ADJUSTMENT

         The purchase price and the number of shares of common stock or other securities or property issuable upon exercise of the rights is subject to adjustment from time to time to prevent certain types of dilution. With certain exceptions, the purchase price of the rights will not be adjusted until cumulative adjustments amount to at least 1% of the purchase price. We are not obligated to issue fractional units or shares of common stock. If we decide not to issue fractional units or shares of our common stock, we will make an adjustment in cash based on the fair market value of a unit or share on the last trading date prior to the date of exercise.

REDEMPTION

         We may redeem the rights in whole, but not in part, at a price of $0.001 per right (payable in cash, preferred stock or other consideration that we deem appropriate). However, we may only redeem the rights until the earlier of ten days after someone becomes an Acquiring Person or December 2, 2009.


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         Once redeemed, the rights will terminate immediately and the only right of the holders of the rights will be to receive the redemption price.

AMENDMENT OF RIGHTS AGREEMENT

         We may amend the Rights Agreement without the approval of the holders of our common stock until the distribution date. After the distribution date and without the approval of the rights holders, we will only be able to amend the Rights Agreement without the approval of the rights holders in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of rights holders excluding the interests of an Acquiring Person or their associates or affiliates. We may only amend the time period governing redemption of the rights if the rights are presently redeemable.

OTHER

         Until a right is exercised, the holder will have no rights as a shareholder of ours as a result of the rights. This means, for example, that until it is exercised, a right will not entitle its holder to vote or receive dividends like one of our shareholders. The distribution of the rights will not be taxable to shareholders or to us. However, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units of Series C Preferred Stock, shares of common stock, other consideration or for common stock of an acquiring company.

         The discussion above describes the rights and the Rights Agreement but is not complete, so you should read it together with the Rights Agreement. The Rights Agreement is filed as an exhibit hereto. We have attached to the Rights Agreement as Exhibits A and B respectively, the form of rights certificate and the summary of rights.

         As of July 13, 2001, 19,893,333 shares of our common stock were issued and outstanding. As long as the rights are attached to our common stock, we will issue one right for each share of our common stock issued between December 16, 1999 and the distribution date. A total of 398,000 shares of Series C Preferred Stock have been reserved for issuance upon exercise of the rights, subject to adjustment.

         The units of Series C Preferred Stock that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each unit of Series C Preferred Stock will be entitled to receive, when, as and if declared, dividends at the same rate as dividends are paid with respect to our common stock.


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         In the event of liquidation, the holder of a unit of Series C Preferred
Stock will be entitled to share in any assets remaining ratably with the holders of our common stock.

         Each unit of Series C Preferred Stock issued to a holder of our common stock will have one vote, voting together with our common stock.

         In the event of any merger, share exchange or other transaction in which shares of our common stock are exchanged, each unit of Series C Preferred Stock will be entitled to receive the per share amount paid in respect of each share of common stock.

         The rights of holders of the Series C Preferred Stock to dividends, liquidation and voting, and in the event of mergers and share exchanges, are protected by customary anti-dilution provisions.

         Because of the nature of the Series C Preferred Stock's dividend, liquidation and voting rights, the economic value of one unit of Series C Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of our common stock.

         The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at $0.001 per right at any time on or prior to the tenth day following the announcement that someone has become an Acquiring Person. Thus, the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board of directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, us. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

         The form of Rights Agreement between the Company and the rights agent specifying the terms of the rights, which includes as Exhibit A the form of rights certificate, is filed herewith as Exhibit 1. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.





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Item 2.  Exhibits

             1. Second Amended and Restated Rights Agreement, dated as of July 12, 2001, between AmSurg Corp. and SunTrust Bank, Atlanta, including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      AMSURG CORP.

                                      By: /s/ Claire M. Gulmi
                                          --------------------------------------
                                      Name: Claire M. Gulmi
                                      Title: Senior Vice President and Chief
                                               Financial Officer

Dated: July 13, 2001





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                                  EXHIBIT INDEX

1. Second Amended and Restated Rights Agreement, dated as of July 12, 2001, between AmSurg Corp. and SunTrust Bank, Atlanta, including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).







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